                              May 5, 2008

Via EDGAR & Federal Express

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Vantage Energy Services, Inc.

Schedule 14A

Filed December 3, 2007

File No. 001-33496

Vantage Drilling Company

Registration Statement on Forms F-4 and F-l

Filed December 3, 2007

File No. 333-147797

Dear Mr. Schwall:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on April 28, 2008 (the “Staff Letter”) with respect to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by Vantage Energy Services, Inc. (“Vantage Energy”) and the Registration Statement on Forms F-4 and F-l (“Registration Statement”) filed by Vantage Drilling Company (“Vantage Drilling”). We are filing electronically Amendment No. 3 to the Registration Statement and a revised proxy statement (“Amendment No. 3”), which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 3.  We are providing to you under separate cover three copies of Amendment No. 3, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the Amendment No. 2 to the Proxy Statement and Registration Statement filings made on April 3, 2008.  For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

General

1.             We note your response to our prior comment 1. Please ensure that you have filed all material contracts. In that regard, we note that you have not filed Offshore Group Investment Limited’s (“OGIL’s”) option to acquire the drillship from Mandarin Drilling Corporation, the commitment letter for the $440 million debt facility, or the services agreement with OGIL and Vantage International Payroll Co. In addition, please fill in all blanks, other than the record date, meeting date and meeting location. For example, we note that the amount of audit fees referenced on page 157 has not been disclosed.

OGIL has exercised its rights pursuant to the option to acquire the drillship from Mandarin Drilling Corporation and has executed an Agreement for the Purchase of One Deepwater Drillship which was filed as Annex N of the proxy/prospectus filed on April 3, 2008.  The option to acquire the second drillship is included in paragraph 22 on page N-12 of Annex N.  All discussions regarding the transaction have been updated to reflect the current Agreement for the Purchase of One Deepwater Drillship including discussion of the second drillship option.

We have filed the commitment letter for $440.0 million and the services agreement with OGIL and Vantage International Payroll Co. as annexes to the proxy statement.

We have inserted the following with the applicable adjustments on page 156:

Audit Fees

The aggregate fees billed by UHY LLP, for professional services rendered for the audit of the Company’s financial statements for the periods ending December 31, 2007 and September 30, 2007, for the transition period ended June 30, 2007, and for the periods ending May 30, 2007, and January 30, 2007, and services that are normally provided in connection with statutory and regulatory filings and engagements, for those periods were $108,568 in 2007.

Audit-Related Fees

The aggregate fees billed by UHY LLP, for professional services for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements and not reported under the heading ‘‘Audit Fees’’ above for the period ended December 31, 2007 were $80,672.

2.             We note your response to our prior comment 3. In our discussions with respect to this comment, you have indicated that the reason for the proposed structure is as a result of the requirements of Cayman Islands law. However, significant parts of your analysis would appear to indicate that it is in order to achieve a tax-free treatment of the transactions under United States tax laws that the proposed structure is necessary. Please provide us with separate analyses of the issues arising under both United States Federal income tax laws, and applicable Cayman Island corporate laws, which result in, and allow for, the proposed transaction structure. In addition, discuss the extent such analyses will be included in opinions of counsel to be issued in connection with the proposed transactions. We may have further comment.

As initially structured, the share purchase agreement contemplated the purchase by Vantage Energy Services, Inc. of the shares of Offshore Group Investment Limited.  This agreement included a simultaneous offshore relocation of the combined business entity, which was anticipated to be structured as a merger of Vantage Energy with and into a newly-formed Cayman Islands company that would have been a wholly-owned subsidiary of Vantage Energy Services.  The transaction would have qualified as a reorganization under the Internal Revenue Code and would not have been taxable at the entity level, but which would have imposed a tax on the U.S. holders of securities of Vantage Energy Services.

Due to the fact that Cayman Islands corporate law does not recognize the concept of a merger of one entity into another entity, the structure of the transaction was modified through an amendment of the share purchase agreement.  The revised structure calls for the simultaneous exchanges of (i) shares of OGIL for securities of Vantage Drilling and (ii) shares of Vantage Energy Services for shares of Vantage Drilling.  These simultaneous exchanges are recognized both under the Cayman Islands Companies Law and the Delaware General Corporation Law.  Vantage Drilling is a newly-formed Cayman Islands entity that will be used to accomplish the proposed business combination.  Like the merger originally contemplated, the revised transaction will not be taxable at the entity level, but will impose a tax on the U.S. holders of securities of Vantage Energy Services.

We believe the original structure would have qualified as a reorganization under Section 368(a) of the Internal Revenue Code.  We believe the revised structure will be a transfer of property to a controlled corporation under Section 351 of the Internal Revenue Code.  Both a reorganization under Section 368 and a transfer to a controlled corporation under Section 351 would be tax free at the entity level.  In both cases, however, Section 367 of the Internal Revenue Code imposes a tax on U.S. holders of Vantage Energy Services’ securities.  The tax opinion filed as Exhibit 8.1 to the Registration Statement opines as to the accuracy of the description of the Section 351 tax transaction under the caption “Tax Considerations.”

3.             We note your response to our prior comment number 4 in our prior comment letter. For the reasons noted in the previous comment, we do not believe that the shares issued to F3 are currently eligible to be registered in this registration statement as you propose and should be removed from the registration statement, along with all applicable disclosure throughout the prospectus.

In accordance with the Commission’s comment, we have removed from the registration statement the references to the resale of the shares to be issued to F3 Capital, along with other corresponding disclosure.

4.             We note your response to our comment 5 from our prior comment letter. While the proxy rules, and Rule 14a-4 in particular, provide for a form of proxy in which the calculation or carrying-out of a vote on a proposal is based upon the approval of another proposal to shareholders, Rule 14a-4 goes further to indicate that all proposals should be voted upon separately. As such, we reissue our prior comment 5. See Rule 14a-4(a)(3).

In response to the Commission’s comment, we have modified Amendment No.3 to separate the Acquisition and the Merger into separate proposals throughout the document.

5.             We note your response to our prior comment 6 and your disclosure that your officers and directors may acquire securities from public stockholders who have elected to convert their shares in order to obtain the requisite level of approval for the proposed acquisition.

Please provide a legal analysis as to the consistency and completeness of the disclosure in your initial public offering registration statement with such disclosure in your proxy statement. Such a discussion should include the potential legal consequences and risks of any inconsistencies, as well as the potential legal consequences of taking the proposed or considered actions themselves.

Please be advised that the officers and directors of Vantage do not intend to enter into privately negotiated transactions to acquire stock of Vantage and therefore the references to such transactions have been removed throughout Amendment No. 3.  However, to the extent, if at all, that officers and directors of Vantage purchase stock of Vantage, such purchases will be in open market transactions and in compliance with applicable laws, as disclosed.

6.             In addition, please tell us what consideration you have given to the applicability of Regulation 14D and Regulation I4E under the Exchange Act to any such attempts to acquire securities from public shareholders who have elected to convert their shares. To the extent that you determine that such purchases would not constitute a tender offer under the federal securities laws, please provide a brief description in the registration statement of your analysis to support such contention.

Please be advised that the officers and directors of Vantage do not intend to enter into privately negotiated transactions to acquire stock of Vantage and therefore the references to such transactions have been removed throughout Amendment No. 3.  However, to the extent, if at all, that officers and directors of Vantage purchase stock of Vantage, such purchases will be in open market transactions and in compliance with applicable laws, as disclosed.

7.             Please provide a legal analysis as to the extent that such purchases would be consistent with the fiduciary duties of your officers and directors under applicable state or national laws.

Please be advised that the officers and directors of Vantage do not intend to enter into privately negotiated transactions to acquire stock of Vantage and therefore the references to such transactions have been removed throughout Amendment No. 3.  However, to the extent, if at all, that officers and directors of Vantage purchase stock of Vantage, such purchases will be in open market transactions and in compliance with applicable laws, as disclosed.

8.             You indicate on page 29 that “[c]urrently, the officers, directors or affiliates of the Company do not intend to enter into privately negotiated transactions with stockholders of the Company, either before or after the record date, with the purpose of increasing the number of shares of common stock voted in favor of the Acquisition Proposa1.” However, you disclose on page 128 that “[i]t is possible that [your] officers and directors may acquire securities from public stockholders who have elected to convert their shares in order to obtain the requisite level of approval for the proposed Acquisition.” Please reconcile these statements, or revise to disclose what change in circumstance could cause your officers, directors or affiliates to determine to enter into such transactions.

Please be advised that the officers and directors of Vantage do not intend to enter into privately negotiated transactions to acquire stock of Vantage and therefore the references to such transactions have been removed throughout Amendment No. 3.  However, to the extent, if at all, that officers and directors of Vantage purchase stock of Vantage, such purchases will be in open market transactions and in compliance with applicable laws, as disclosed.

9.             We note your response to our comment 9 from our prior comment letter. At this time we reissue comment 9 and note that because of the requirement that the valuation of the proposed transactions equal or exceed 80% of the total assets held in trust by you, it is imperative that information be provided in such a manner that shareholders can make a straightforward determination as to whether that requirement is being met.

In response to the Commission’s comment, we have added to the description of the Accounting Treatment on page 113 the following explanation of the allocation of fair value allocation of the purchase price.

Management’s preliminary calculation of the allocation of purchase price to the assets is based on the December 31, 2007 transaction valuation date and assumptions including the estimated revenues, expenses that the rigs would generate when operating, the time value attributed to the rigs delivery date prior to the delivery date of similar rigs being ordered at the time of the acquisition, the Company’s anticipated costs of capital, and the cash invested in the rigs by the seller.  Based on these assumptions, the company made the following preliminary fair value calculation:

Asset	Delivery Date	Fair Value
Emerald Driller	December 28, 2008	$97.0 million
Sapphire Driller	July 31, 2009	64.8 million
Aquamarine Driller	September 30, 2009	56.2 million
Topaz Driller	December 31, 2009	49.5 million
Platinum Explorer	November 10, 2010	36.7 million
Titanium Explorer	July 11, 2011	26.9 million
	Total	$331.0 million

10.           We note your response to our prior comment 10. Please clarify throughout your filing the nature of the affiliation between F3 Capital and TMT Global. For example, you state on page 1 that F3 Capital is wholly owned by TMT Global, but you state on page 15 that F3 Capital is affiliated with TMT Global through common ownership by Mr. Nobu Su.  In that regard, we also note your disclosure in your April 2008 presentation materials, filed with the Commission on April 2, 2008, that TMT will become a major shareholder of Vantage.

In response to the commission’s comment, we have modified the disclosure on pages 1 and 15 to indicate that F3 Capital and TMT Global are wholly owned by Mr. Nobu Su.  Please note that the beneficial ownership of Mr. Su is illustrated by the following chart:

Entity name	Mr Nobu Su

F3 Capital	100%
TMT Global	100%
Bluesky	100%

11.          Please disclose the affiliation between Bluesky Offshore Group Corp. and OGIL.

In response to the commission’s comment, we have modified the disclosure on page 90 to indicate the affiliation between Bluesky Offshore Group Corp. and OGIL.

12.          We note the statement by your counsel that there is a payment due to the shipyard for one of the vessels on May 15, 2008 for which you will request an extension. Your counsel also noted that when this deal was structured, you thought that the deal would have closed by now so that you would have the funds for use in the payments to the shipyard. Please reconcile this information with the disclosure in your filing that other than Mr. O’Leary’s prior social and business relationship with Mr. Su, none of your other directors, significant stockholders or offers had any prior contacts, discussions, meetings or relationships with Mr. Su or any officer or director of TMT Global. We note that the construction contracts were entered into in May 2006, January 2007, June 2007, and August 2007, and that the payment schedule is set forth in each such contract.

As previously disclosed, other than Mr. O’Leary’s prior social and business relationship with Mr. Su, none of our directors, significant stockholders or officers had any prior contact, discussions, meetings or relationships with Mr. Su or any other officer or director of TMT Global, prior to the initial contact made with TMT on June 19, 2007.   Following the signing of the original Memorandum of Understanding on July 6, 2007, TMT made available for review the shipyard contracts including payment schedules.  When the Purchase Agreement was signed on August 30, 2007, the Company reviewed the documents and based the closing conditions of the Purchase Agreement on a December 31, 2007.  The expectation in August 2007 was that the Company could clear all regulatory reviews and be prepared for a shareholder vote no later than February 2008.  Accordingly, TMT’s expectations were that by mid February the financial responsibility for making shipyard payments would be the responsibility of Vantage Drilling which would have the funds out of Trust and the Bank Facility to make these payments.  Based on these expectations, TMT has allocated their capital resources to other projects.

Due to these delays, TMT and Vantage requested that the shipyard delay the scheduled payments on February 15, 2008 for $45.9 million and March 7, 2008 for $29.7 million until the merger of

OGIL and Vantage can be completed.  These payments were initially postponed until May 15, 2008 when another $19.1 million is scheduled to be paid to the shipyard.

We do not believe there is any conflict between this information and the disclosure in our filing.

Summary of the Proxy Statement, page 14

The Acquisition Proposal, page 14

Tax Consequences for Acquisition, page 18

13.          Please revise your disclosure to state, if true, that you will provide an opinion of counsel addressing the “material” tax consequences of the Acquisition. To the extent that counsel proposes to provide an opinion not proposing to address the material tax consequences, please describe the form of opinion proposed to be provided by counsel and how such a form of opinion meets the Company’s obligations under applicable securities and other laws to provide such an opinion. We may have further comment.

In connection with the Commission’s comment, we have modified the disclosure on page 19 to provide that we will provide an opinion of counsel addressing the material tax consequences of the Acquisition and Merger.

Risk Factors, page 36

14.          We note your response to prior comment 12. Please add risk factor disclosure related to the fact that stockholders may be required to recognize a taxable gain even though they did not dispose of any of their shares and even though they will not receive any actual cash distributions.

In response to the commission’s comment, we have modified the disclosure on page 40 in order to add the following risk factor:

Holders of our securities may be required to recognize a taxable gain even though they do not dispose of any of their securities and will not receive cash distributions.

A U.S. Holder of our securities will recognize gain or loss upon consummation of the consequent merger and exchange of their securities for securities of Vantage Drilling pursuant to the Acquisition and the merger agreement. These stockholders will be required to recognize such gain or loss even though they do not dispose of any of their shares and will not receive any cash distributions from Vantage Energy or any other party to the Acquisition and merger.

15.          We note your response to our prior comment 13 and reissue the comment. Please clarify in the filing why no opinion of counsel with respect to the possible applicability of the “Passive Foreign Investment Company” provisions can be provided prior to the acquisition.

In response to the Commission’s comment, we have added the following disclosure after the second paragraph on page 107 of Amendment No. 3:

Although the Company has a good faith belief that it will not be considered a passive foreign investment company, such determination is subject to the applicability of a start-up year exemption. If a corporation would otherwise be a passive foreign investment company in its start-up year, it will not be treated as a passive foreign investment company in that taxable year, provided that: (1) no predecessor corporation was a passive foreign investment company; (2) it is established to the IRS’ satisfaction that such corporation will not be a passive foreign investment company in either of the two years after the start-up year; and (3) such corporation is not, in fact, a passive foreign investment company for either of the two years after the start-up year. In the event that Vantage Drilling cannot satisfy this three-part test above, Vantage Drilling will be a passive foreign investment company.  Since this three-part test involves determinations to be made up to two years after the proposed Acquisition, no opinion of counsel regarding the passive foreign investment company provisions is possible prior to the Acquisition.

Risks Particular to the Acquisition, page 36

Our officers and directors and their affiliates may become subject to conflicts of interest .... , page 45

16.          Please identify the material conflicts of interest to which you refer in this risk factor.

In response to the Commission’s comments in items 5-8, we have removed all references to the possibility of privately negotiated purchases by officers and directors throughout Amendment No. 3.  Therefore, this risk factor has been deleted from Amendment No. 3.

Proposal 1 - The Acquisition Proposal, page 66

The Drillship, page 97

The Drillship Purchase Agreement, page 98

17.          We note that Section 2(b) of the drillship purchase agreement refers to reimbursement to be paid to Mandarin Drilling Corporation (“Mandarin”) by OGIL or Vantage Drilling Company “for the costs incurred by or on behalf of Mandarin for the supervision of the Drillship’s construction up until the date of Closing.” If such costs are in addition to the $676 million purchase price for the drillship, please disclose such costs in your filing. In addition, please disclose the obligation of OGIL to “make whole” Mandarin or an entity related to Mandarin for changes in interest rates applicable to amounts advanced to Daewoo Shipbuilding & Marine Engineering Co. Ltd by Mandarin or an entity related to Mandarin between the date of the agreement and the delivery of the drillship.

In each of the sections in the proxy where applicable disclosure is made regarding the purchase of the drillship, we have included the disclosure that the Company anticipates incurring approximately $20.0 million of ship outfitting and completion costs, not including any interest capitalization.  The costs of the supervision which is being provided by a third party, Forum Services, is included in this costs estimate.  Specifically we refer you to pages 10, 16, 66, 84, 166, 168 and 175.

In response to the Commission’s comment, we have added the following language to the disclosures regarding the scheduled drillship payments on pages 10, 16, 66, 84, 166, 168 and 175:

“Should the Company be delinquent in making any of the shipyard payments and Mandarin or any its affiliates makes the payment on our behalf, we will make Mandarin or any of its affiliates whole for the payment including any unfavorable fluctuations in interest rates or exchange rates from the time that the payment is made until we make Mandarin or its affiliate whole.”

Additionally, in connection with the construction contracts for the Jackup Rigs, we previously disclosed that Closing Adjustments to the transaction are intended to reimburse the stockholders of OGIL for shipyard payments and additional development costs incurred by OGIL subsequent to December 31, 2007 and for mutually agreed upon specification changes to either the Jackup Rigs or Drillship.  Based on further discussion with TMT and the unanticipated delays in closing the transaction, we have consented to make TMT whole for additional interest charges associated with deferring the payments above and will make them whole for unfavorable fluctuations in the currency rates.  We have added the following disclosure to pages 10, 16, 66, 84 and 174-175:

“The shipyard payments and additional development costs may include interest charges imposed by the shipyard on deferred payments and unfavorable fluctuations in the exchange rate between the US dollar and the Singapore dollar.”

In the subsequent sentence providing the estimated closing adjustments as of March 31, 2008, we have added disclosure stating that the $57.4 million of additional shipyard payments includes approximately $800,000 of accumulated interest.

Executive Compensation, page 151

Compensation Discussion and Analysis, page 152

18.          We note your response to our prior comment 16. Please expand your discussion regarding how you determined the amount for each element of compensation, and your consultations with an independent consulting firm. See Item 402 of Regulation S-K. Such discussion should include all material information that is necessary to an understanding of your compensation policies and decisions regarding your named executive officers. For example, if the independent consulting firm recommended compensation levels based on benchmarking, please disclose this in your filing, and identify the benchmark and component companies.

In response to the Commission’s comment, we have modified the disclosure on page 151 by adding the following:

“Each element of our compensation was determined by the independent consulting firm using benchmarking levels from a focused group of our peers.  The companies which comprised our peer group for such benchmarking compensation purposes included Pride International, Inc.,

Noble Corp., ENSCO, Rowan Companies, Inc., Oceaneering International, Hercules Offshore, Inc., Complete Production Services, Inc., Grey Wolf Inc., Parker Drilling Co., and Atwood Oceanics.”

19.          We note your response to our prior comment 17. Given the variance in base salary, cash bonus target and equity awards granted to Mr. Halkett, as compared to the other named executive officers, it appears that your policies and decisions for Mr. Halkett may be materially different from the policies and decisions that you apply to your other named executive officers. Please disclose your rationale for such discrepancies in compensation

In response to the Commission’s comment, we have modified the disclosure on pages 150-151 by adding the following:

“The amounts of annual salary, cash bonus target and equity awards for each named executive officer vary depending on the officer title.  Mr. Halkett, as Chief Operating Officer, is compensated more than Messrs: Smith and Derbyshire, our Chief Financial Officer and Vice President – Marketing, respectively, since a comparison of our peer group reveals that the officer title of COO is typically compensated higher than are the CFO and VP-Marketing.  We have established compensation levels that are competitive with marketplace standards, including disparities in compensation based on which office a named executive officer holds.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vantage Energy, Inc .. page 165

20.          We note your disclosure regarding the potential breakup fees under the commitment letter. Please disclose the source of funds for such fees, including the source of such funds in the event that the acquisition is not approved.

In response to the Commission’s comment, we have modified the disclosure by adding the following at end of the first full paragraph on page 167.

“Any breakup fees will be paid with funds currently held in trust, provided that the Acquisition has been approved.  In the event that the Acquisition is not approved, the founding officers and directors will be responsible to indemnify the trust account for the amount by which any breakup fees reduce the value of the trust account.”

Directors and Management of Vantage Energy Services Following the Acquisition, page 177

Information about Directors and Officers, page 177

21.          We note your response to our prior comment 170. Please disclose the principal business of Transocean Inc. and Forasol-Foramer.

In response to the Commission’s comment, we have modified the disclosure on page 177 to add that the principal business of Transocean, Inc. and Forasol-Foramer is oil drilling.

Beneficial Ownership of Securities, page 181

Beneficial Ownership Following the Acquisition, page 182

22.          Please identify the other parties who will be deemed to have beneficial ownership of the shares to be owned by F3 Capital.

In response to the Commission’s comment, we have modified the disclosure on page 184 to indicate that the only other party who will be deemed to have beneficial ownership of the shares to be owned by F3 Capital is Mr. Nobu Su, who owns 100% of F3 Capital.

Shares Eligible for Future Sale, page 191

23.          We note that, in response to our prior comment 21, you removed the disclosure that Vantage Drilling has agreed to register the shares for resale. Notwithstanding your removal of the disclosure, please advise whether Vantage Drilling has agreed to register such shares for resale. We note that the share purchase agreement references in Section 6.8.3 “a registration rights agreement in respect of the Common Stock.”

In response to the Commission’s comment, we have modified the disclosure on page 191 and have filed a registration rights agreement as exhibit 10.12 to the Registration Statement.

Preliminary Proxy Card

Proposal 5

24.          Given that the affirmative vote of the holders of a plurality of the shares of common stock cast in the election of directors is required to approve Proposal 5, please advise why your shareholders will have the option to vote “against” the proposal to elect the directors, or may “abstain” from such vote. See Rule 14a4(b)(2), as promulgated under the Exchange Act of 1934, as amended.

In response to the Commission’s comment, we have modified the preliminary proxy card.

Exhibit 8.1

25.          We note that the tax opinion assumes the characterization of the units and the allocation as described on page 117. Please advise why this is an acceptable assumption. In addition, if the assumption is retained in the opinion, please provide disclosure regarding the potential results if such assumptions are not valid, including a description of any resulting risks to holders of the securities of Vantage Energy Services, Inc. and Vantage Drilling Company.

Please note that our tax opinion assumes the characterization of our units as investment units consisting of our ordinary shares and common stock purchase warrants since the IRS has not yet offered guidance on how such units should be treated under federal income tax laws.  In response to the Commission’s comment, we have modified the disclosure on page 100 and in the exhibit 8.1 tax opinion by adding the following disclosure:

“In the event that the assumptions in our opinion are not valid and the IRS determines to treat the units in a manner different than our assumed treatment of such units, then each holder’s cost basis in the shares and warrants underlying the units may be adjusted.  Adjustments to cost basis will have the effect of changing the amount of tax gain that a holder of the units will be liable for.”

26.          Please obtain and file a revised tax opinion that provides references to the proper section headings in the filing. For example, there does not appear to be a section entitled “Tax Consequences.”

In response to the Commission’s comment, we have modified the tax opinion under exhibit 8.1 in order to provide headings to the proper section headings of Amendment No.3.

27.          In addition, we remind you to file a final, executed tax opinion.

Please note that we intend to file an executed tax opinion with our definitive Proxy Statement/Prospectus.

Annual Report on Form 10-K for the fiscal year ended December 31, 2007

28.          Please amend your filing to include as exhibits your employment agreements with your named executive officers. See Item 601 of Regulation S-K.

In response to the Commission’s comment, we intend to file simultaneously with Amendment #3 an amended report with the employment agreement for Mr. Halkett attached, which is the only employment agreement in existence for any officer of the Company.

If you have any questions or concerns, please contact either me or Chris Celano via telephone at (281) 404-4700 or via facsimile at (281) 404-4749.

Sincerely,

/s/ Paul A. Bragg
Paul A. Bragg
Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq.
Douglas Smith
Chris DeClaire
Laura Svetlik
Matthew Gardner, Esq.
Matthew Roberts, Esq.